MARTIN LIPTON	JEANNEMARIE O’BRIEN	51 WEST 52ND STREET		EMIL A. KLEINHAUS	EMILY D. JOHNSON
HERBERT M. WACHTELL	WAYNE M. CARLIN			KARESSA L. CAIN	JACOB A. KLING
EDWARD D. HERLIHY	STEPHEN R. DiPRIMA	NEW YORK, N.Y. 10019-6150		RONALD C. CHEN	RAAJ S. NARAYAN
DANIEL A. NEFF	NICHOLAS G. DEMMO			BRADLEY R. WILSON	VIKTOR SAPEZHNIKOV
STEVEN A. ROSENBLUM	IGOR KIRMAN	TELEPHONE: (212) 403-1000		GRAHAM W. MELI	MICHAEL J. SCHOBEL
JOHN F. SAVARESE	JONATHAN M. MOSES			GREGORY E. PESSIN	ELINA TETELBAUM
SCOTT K. CHARLES	T. EIKO STANGE	FACSIMILE: (212) 403-2000		CARRIE M. REILLY	ERICA E. AHO
JODI J. SCHWARTZ	WILLIAM SAVITT			MARK F. VEBLEN	LAUREN M. KOFKE
ADAM O. EMMERICH	GREGORY E. OSTLING	GEORGE A. KATZ (1965–1989)		SARAH K. EDDY	ZACHARY S. PODOLSKY
RALPH M. LEVENE	DAVID B. ANDERS	JAMES H. FOGELSON (1967–1991)		VICTOR GOLDFELD	RACHEL B. REISBERG
RICHARD G. MASON	ADAM J. SHAPIRO	LEONARD M. ROSEN (1965–2014)		RANDALL W. JACKSON	MARK A. STAGLIANO
ROBIN PANOVKA	NELSON O. FITTS			BRANDON C. PRICE	CYNTHIA FERNANDEZ LUMERMANN
DAVID A. KATZ	JOSHUA M. HOLMES	OF COUNSEL		KEVIN S. SCHWARTZ	CHRISTINA C. MA
ILENE KNABLE GOTTS	DAVID E. SHAPIRO			MICHAEL S. BENN	NOAH B. YAVITZ
ANDREW J. NUSSBAUM	DAMIAN G. DIDDEN	ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	ALISON Z. PREISS	BENJAMIN S. ARFA
RACHELLE SILVERBERG	IAN BOCZKO	MICHAEL H. BYOWITZ	ERIC S. ROBINSON	TIJANA J. DVORNIC	NATHANIEL D. CULLERTON
STEVEN A. COHEN	MATTHEW M. GUEST	KENNETH B. FORREST	ERIC M. ROSOF	JENNA E. LEVINE	ERIC M. FEINSTEIN
DEBORAH L. PAUL	DAVID E. KAHAN	BEN M. GERMANA	MICHAEL J. SEGAL	RYAN A. McLEOD	ADAM L. GOODMAN
DAVID C. KARP	DAVID K. LAM	SELWYN B. GOLDBERG	WON S. SHIN	ANITHA REDDY	STEVEN R. GREEN
RICHARD K. KIM	BENJAMIN M. ROTH	PETER C. HEIN	DAVID M. SILK	JOHN L. ROBINSON	MENG LU
JOSHUA R. CAMMAKER	JOSHUA A. FELTMAN	JB KELLY	ELLIOTT V. STEIN	JOHN R. SOBOLEWSKI
MARK GORDON	ELAINE P. GOLIN	JOSEPH D. LARSON	LEO E. STRINE, JR.*	STEVEN WINTER
		LAWRENCE S. MAKOW	PAUL VIZCARRONDO, JR.
		PHILIP MINDLIN	JEFFREY M. WINTNER
		THEODORE N. MIRVIS	AMY R. WOLF
		DAVID S. NEILL	MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL

		DAVID M. ADLERSTEIN	ANGELA K. HERRING
		SUMITA AHUJA	MICHAEL W. HOLT
		HEATHER D. CASTEEL	DONGHWA KIM
		FRANCO CASTELLI	MARK A. KOENIG
		ANDREW J.H. CHEUNG	CARMEN X.W. LU
		PAMELA EHRENKRANZ	J. AUSTIN LYONS
		ALINE R. FLODR	ALICIA C. McCARTHY
		KATHRYN GETTLES-ATWA	JUSTIN R. ORR
		LEDINA GOCAJ	NEIL M. SNYDER
		ADAM M. GOGOLAK	JEFFREY A. WATIKER

Direct Dial: (212) 403-1107

E-Mail: AZPreiss@wlrk.com

December 17, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form 10 for NPTG Holdings Corporation

Ladies and Gentlemen:

On behalf of our client, NPTG Holdings Corporation (“NewCo”), a Delaware corporation and an indirect wholly owned subsidiary of Fortive Corporation (“Fortive”), we are submitting confidentially to the U.S. Securities and Exchange Commission a draft registration statement on Form 10 (the “Draft Registration Statement”) for the registration of NewCo’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with Fortive’s planned distribution of all of the outstanding shares of NewCo common stock to Fortive’s shareholders (the “NewCo Spin-Off”), which was publicly announced by Fortive in September 2024.

U.S. Securities and Exchange Commission

December 17, 2024

NewCo confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange. While subject to change, NewCo currently anticipates requesting effectiveness of its registration statement on Form 10 in May of 2025.

If you have any questions regarding this confidential submission or would like any hard copies of the submission, please contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com.

Very truly yours,

/s/ Alison Z. Preiss

Alison Z. Preiss

cc:	Daniel Kim, Vice President, Associate General Counsel and Secretary, Fortive Corporation